(OTCBB:ALTO)

11650 South State Street

Suite 240

Draper, UT84020

Phone: 801-816-2533

Fax: 801-816-2599

Email: info@altogroupholdings.com

www.altogroupholdings.com

February 22, 2012

VIA EMAIL

Ethan Horowitz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone (202) 551-3311

Re: Alto Group Holdings, Inc.

Dear Mr. Coleman:

We are in receipt of your letter to us dated September 16, 2011 in respect of certain reports filed by Alto Group Holdings, Inc. (hereafter “Alto” or the “Company”) with the Securities and Exchange Commission. This letter is intended to respond to your comments and we have reproduced your comments herein with our responses immediately below.

Form 10-K/A for Fiscal Year ended November 30, 2010

Company Website

1.      COMMENT. We note that your website refers to or uses terms for quantities of minerals other than those recognized by the Securities and Exchange Commission. If you continue to make references on your website to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us or the following website: http://www.sec.gov/edgar.shtml.

Please tell us where you have positioned this cautionary language on your website.

RESPONSE: After a restructuring of management, including a new CEO and additions to the board of directors, the company has changed its web address to www.altogroupholdings.com. The applicable changes have been made to this website including the cautionary language and can be located on the bottom of the first page as well as throughout the website. The old company website of www.altomines.com is now being directed to the new company website.

General

2.      COMMENT. We note your disclosure regarding estimates of quantity and grade of minerals throughout your disclosure without the existence of a proven or probable reserve. Please remove all mineral estimates from your disclosure until you have a proven or probable reserve as defined by Section (a) of Industry Guide 7.

RESPONSE: The Company is in the process of amending its Form 10-K for the year ended November 30, 2010. The Form 10-K/A will amend only those areas that relate to these disclosures. We plan on filing the amended Form 10-K today, February 22, 2011.

3.      We note our disclosure regarding specific production quantities and specific revenue values without the existence of a proven or probable reserve. As you are an exploration stage company, without a proven or probable reserve as defined by Section (a) of Industry Guide 7, it appears there is no basis for these estimates. Please remove this disclosure from your filing until you have a proven or probable reserve as defined by Section (a) of Industry Guide 7.

RESPONSE: Same response as above.

4.      COMMENT. In responding to our comments, please provide a written statement from the company acknowledging that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Company hereby acknowledges that:

(i)     the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filings; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or by fax.

Sincerely,

ALTO GROUP HOLDINGS, INC.

/s/ Chene Gardner

Chene Gardner, Chief Financial Officer